Disclosure regarding the participation in the subscription of
Woori Investment Bank shares

On June 9, 2014, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) participated in the capital increase of Woori Investment Bank by subscribing to the 81,466,271 new shares offered to Woori Finance Holdings.

If the existing shareholders do not fully subscribe to the new shares offered to them, Woori Finance Holdings also plans to participate in the public offering of such unsubscribed Woori Investment Bank shares.

Prior to such transaction, Woori Finance Holdings owned 139,295,220 shares (41.64%) of Woori Investment Bank.